Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

November 3, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Leveraged S&P 500® Index-Linked Medium-Term Notes due 2019	October 27, 2017	A179
12.00% per annum Contingent Coupon Autocallable Reverse Convertible Securities due February 4, 2019	October 31, 2017	F471
9.50% per annum Contingent Coupon Autocallable Reverse Convertible Securities due February 4, 2019	October 31, 2017	F472
Knock-Out Notes due May 1, 2019	October 27, 2017	J743
Contingent Coupon Autocallable Yield Notes due November 15, 2018	October 27, 2017	J744
Return Enhanced Notes due November 15, 2018	October 27, 2017	J745
Contingent Coupon Autocallable Yield Notes due November 15, 2018	October 27, 2017	J746
Buffered Accelerated Return Equity Securities due May 5, 2020	October 31, 2017	K896
Buffered Accelerated Return Equity Securities due May 3, 2019	October 31, 2017	K897

Buffered PLUS Based on the Value of the S&P 500® Index due May 5, 2020	October 31, 2017	K905
Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes due 2019	October 27, 2017	K909
Buffered Accelerated Return Equity Securities due October 31, 2019	October 27, 2017	K914
Accelerated Barrier Notes due November 3, 2022	October 31, 2017	T1120
Absolute Return Barrier Securities due November 3, 2021	October 31, 2017	T1122
Absolute Return Digital Barrier Securities due November 3, 2022	October 31, 2017	T1123
Autocallable Securities due November 3, 2021	October 27, 2017	T1141
7.00% per annum Contingent Coupon Autocallable Yield Notes due February 4, 2019	October 31, 2017	U2312
8.00% per annum Contingent Coupon Autocallable Yield Notes due February 4, 2019	October 31, 2017	U2314
11.00% per annum Contingent Coupon Autocallable Yield Notes due May 4, 2020	October 31, 2017	U2315

9.00% per annum Contingent Coupon Callable Yield Notes due November 3, 2020	October 31, 2017	U2316
7.25% per annum Contingent Coupon Callable Yield Notes due November 3, 2022	October 31, 2017	U2321
10.00% per annum Contingent Coupon Autocallable Yield Notes due November 5, 2018	October 31, 2017	U2331
Callable Contingent Income Securities due May 6, 2020	October 31, 2017	U2368
5.00% per annum Autocallable Coupon Buffered Securities due May 3, 2019	October 31, 2017	U2400
6.15% per annum Contingent Coupon Callable Yield Notes due May 3, 2021	October 31, 2017	U2408
7.75% per annum Contingent Coupon Callable Yield Notes due May 3, 2021	October 31, 2017	U2409